                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)*




                       Oak Hill Financial, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, without par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  671337 10 3
                       --------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 671337-10-3                          13G                                    PAGE 2 OF 7 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |       Evan E. Davis                                                                               |
|     |       ###-##-####                                                                                 |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]   |
|     |                                                                                                   |
|     |                                                                                         (b) [ ]   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |   United States                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |   1,174,700                                                     |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |    0                                                            |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |    1,174,700                                                    |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |    0                                                            |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |   1,174,700                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                             |
|     |                                                                                              [ ]  |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                                   |
|     |                                                                                                   |
|     |             33.39%                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |              IN                                                                                   |
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  671337 10 3




                                  SCHEDULE 13G



Item 1.

   (a)   Name of Issuer:  Oak Hill Financial, Inc.

   (b)   Address of Issuer's Principal Executive Offices:
         14621 SR 93, P.O. Box 688, Jackson, Ohio 45640



Item 2.

   (a)   Name of Persons Filing:

         (i)      Evan E. Davis

         (ii)     John D. Kidd

         (iii)    Donald M. Rice

   (b)   Address of Principal Business Office, or, if none, Residence:

         (i)      14621 SR 93, P.O. Box 688, Jackson, Ohio 45640

         (ii)     14621 SR 93, P.O. Box 688, Jackson, Ohio 45640

         (iii)    209 Anderson Drive, Jackson, Ohio 45640

   (c)   Citizenship:

         (i)      Mr. Davis is a United States Citizen

         (ii)     Mr. Kidd is a United States Citizen

         (iii)    Mr. Rice is a United States Citizen

   (d)   Title of Class of Securities: Common Stock, without par value.

   (e)   CUSIP Number:  671337 10 3



Item 3.

         Not applicable.



Item 4.  Ownership

Evan E.  Davis

         (a)      Amount Beneficially Owned:  1,174,700 shares

         (b)      Percent of Class:  33.39%

         (c)      Number of Shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote:  1,174,700
                          shares

                  (ii)    Shared power to vote or to direct the vote: 0

                  (iii)   Sole power to dispose or to direct the disposition of:
                          1,174,700 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0 shares


                                Page 5 of 7 Pages

CUSIP No.  671337 10 3


John D. Kidd

         (a)      Amount Beneficially Owned:  592,525 shares

         (b)      Percent of Class:  16.84%

         (c)      Number of Shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote:  592,525
                          shares

                  (ii)    Shared power to vote or to direct the vote: 0

                  (iii)   Sole power to dispose or to direct the disposition of:
                          592,525 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0 shares


Donald M. Rice

         (a)      Amount Beneficially Owned:  146,300 shares

         (b)      Percent of Class:  4.16%

         (c)      Number of Shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote:  146,300
                          shares

                  (ii)    Shared power to vote or to direct the vote: 0

                  (iii)   Sole power to dispose or to direct the disposition of:
                          146,300 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0 shares



Item 5.  Ownership of Five Percent or Less of a Class.


         [X] Mr. Rice is no longer a 5% shareholder.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.



                                Page 6 of 7 Pages

CUSIP No.  671337 10 3


Item 10.          Certification.

                  Not applicable.




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 9, 1998                    /s/ Evan E. Davis
                                            ------------------------------
                                            Evan E. Davis



Dated:  February 9, 1998                    /s/  John D. Kidd
                                            ------------------------------
                                            John D. Kidd



Dated:  February 6, 1998                    /s/  Donald M. Rice
                                            ------------------------------
                                            Donald M. Rice





                                Page 7 of 7 Pages